AMENDMENT TO

PARTICIPATION AGREEMENT

THIS AMENDMENT TO THE PARTICIPATION AGREEEMENT is made as of this 31st day of December, 2013, by and between AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS) (“AVIF (IVIF)”), a Delaware trust, INVESCO DISTRIBUTORS, INC., a Delaware corporation (“INVESCO”) and PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY, a life insurance company organized under the laws of the State of New Jersey (“Prudential”), on its own behalf and on behalf of each segregated asset account of the Life Company as set forth on Schedule A of the Agreement. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Agreement (defined below).

RECITALS

WHEREAS, AVIF (IVIF) and Prudential are parties to a certain Participation Agreement dated February 14, 1997 (the “Agreement”), in which Prudential offers to the public certain variable annuity contracts and variable life contracts; and

WHEREAS, Prudential has established operational capabilities to utilize the National Securities Clearing Corporation’s (“NSCC”) Mutual Fund Settlement, Entry and Registration verification system (“Fund/SERV”); and

WHEREAS, the parties desire to process purchase and redemption orders through the Fund/SERV system; and

NOW, THEREFORE, in consideration of the mutual promises set forth herein, the parties hereto agree as follows:

1.	Section 2 Processing Transactions is amended to include the following disclosure before Section 2.1(a):

The parties agree that they will ordinarily use the Fund/SERV system when Prudential has the operational capacity to do so. When using Fund/SERV, the following applies:

Same Day Trades. On each Business Day, Prudential shall aggregate all purchase orders and redemption orders for each Account received by Prudential prior to 4:00 p.m. Eastern time (“Day 1”). Prudential shall communicate to AVIF (IVIF) by Fund/SERV, the aggregate purchase order and redemption orders (if any) for each Account received by 4:00 p.m. Eastern time on Day 1 by no later than the NSCC’s Defined Contribution Clearance & Settlement (“DCC&S”) Cycle 8 (generally, 7:30 a.m. Eastern time) on the following Business Day (“Day 2”). AVIF (IVIF) shall treat all trades communicated to AVIF (IVIF) in accordance with the foregoing as if received prior to 4:00 p.m. Eastern time on Day 1. Prudential represents that orders it receives after 4:00 p.m. Eastern time (“Day 2”) will be transmitted to AVIF (IVIF) using the following Business Day’s net asset value.

2. Ratification and Confirmation of Agreement. In the event of a conflict between the terms of this Amendment and the Agreement, it is the intention of the parties that the terms of this Amendment shall control and the Agreement shall be interpreted on that basis. To the extent the provisions of the Agreement have not been amended by this Amendment, the parties hereby confirm and ratify the Agreement.

3. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

4. Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants and conditions of the Agreement shall remain unamended and shall continue to be in full force and effect.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first above written.

AIM VARIABLE INSURANCE FUNDS
(INVESCO VARIABLE INSURANCE FUNDS)

By:	/s/ John M. Zerr
Name:	John M. Zerr
Title:	Senior Vice President

INVESCO DISTRIBUTORS, INC.

By:	/s/ Brian Thorp
Name:	Brian Thorp
Title:	Vice President

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

By:	/s/ Timothy Cronin
Name:	Timothy Cronin
Title:	Executive Vice President

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